Investment Managers Series Trust II

235 West Galena Street

Milwaukee, Wisconsin 53212

August 8, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Investment Managers Series Trust II (File Nos. 333-191476 and 811-22894) Request for Withdrawal of Post-Effective Amendment No. 354

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the “Securities Act”), Investment Managers Series Trust II (the “Registrant” or the “Trust”) hereby respectfully requests the withdrawal of Post-Effective Amendment No. 354 (“Amendment No. 354”) to the Trust’s Registration Statement on Form N-1A. Amendment No. 354 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001398344-22-018375) on September 9, 2022 to introduce one new series of the Trust: AXS All Terrain ETF (the “Fund”). No securities have been sold in connection with the filing of Amendment No. 354.

If you have any questions regarding this filing, please contact the undersigned at (626) 385-5777.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary